UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 13)

SOUTHWEST GAS HOLDINGS, INC.

(Name of Subject Company)

IEP UTILITY HOLDINGS LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons) (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Jesse Lynn, Esq.

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,311,480,600.00	$399,675

*

The calculation of the Transaction Valuation is based on 60,385,084 Shares outstanding as of October 29, 2021, as disclosed by Southwest Gas Holdings, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation reflects the product of (A) 57,486,408, which is the total number of shares of common stock, $1.00 par value per share, of Southwest Gas Holdings, Inc. outstanding (the “Shares”), which are not beneficially owned by affiliates of IEP Utility Holdings LLC (calculated as the difference between 60,385,084, the total number of outstanding Shares, and 2,898,676, the number of Shares that are beneficially owned by affiliates of IEP Utility Holdings LLC) and (B) $75.00, which is the per Share tender offer price.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the SEC, by multiplying the Transaction Valuation by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $399,675	Filing Party: IEP Utility Holdings LLC
Form of Registration No.: Schedule TO	Date Filed: October 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 13 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the tender offer by IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”), to purchase any and all of the issued and outstanding shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Company” or “Southwest Gas”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”), for $75.00 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2021 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), and the Supplement to the Offer to Purchase (the “Supplement to the Offer”), which, together with the Offer to Purchase, the Letter of Transmittal and the other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11

1. The Offer to Purchase, the Supplement to the Offer and Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On December 24, 2021, the Offeror announced an extension of the Expiration Date of the Offer until 12:00 midnight, New York City time, on Wednesday, January 26, 2022, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Date”) or earlier terminated in the event that a condition to the Offer becomes incapable of being satisfied. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on December 27, 2021.

The Depositary has advised the Offeror that, as of 5:00 p.m., New York City time, on December 23, 2021, the last business day prior to the announcement of the extension of the Offer, approximately 8,670,967 Shares have been validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 14.36% of the outstanding Shares. Of the Shares so tendered, none were tendered pursuant to guaranteed delivery procedures.

The full text of the press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(W) and is incorporated herein by reference.”

2. The Offer to Purchase, the Supplement to the Offer and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

All descriptions and references in respect of the Expiration Date in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), and the Supplement to the Offer to Purchase (Exhibit (a)(1)(T)) are hereby amended to reflect an extension of the Expiration Date from “12:00 midnight, New York City time, on December 27, 2021,” to “12:00 midnight, New York City time, on Wednesday, January 26, 2022.”

3. The information set forth in Section 18 of the Offer to Purchase, entitled “Legal Proceedings,” the Supplement to the Offer and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

“On December 21, 2021, the Court of Chancery of the State of Delaware held a hearing on Icahn Partners LP and Icahn Partners Master Fund LP’s (collectively, “Plaintiffs”) November 29, 2021 Motion for Temporary Restraining Order (the “Motion”). The Motion sought an order enjoining defendants John P. Hester, Michael J. Melarkey, Robert L. Boughner, Jose A. Cardenas, Stephen C. Comer, Jane Lewis-Raymond, Anne L. Mariucci, A. Randall Thoman, Thomas A. Thomas, Leslie T. Thornton, and Southwest Gas Holdings, Inc. (the “Company”) (collectively, “Defendants”) from (i) selling the Company’s stock to parties Defendants know or reasonably should know are likely to support the incumbent directors of Southwest Gas Holdings in the upcoming election and/or (ii) selling the Company’s stock to anyone at a price that is below $75 per share or such other higher price as Plaintiffs or their affiliates may offer. In the alternative, Plaintiffs requested an order requiring Defendants to provide Plaintiffs reasonable notice before they engage in any such sale so that Plaintiffs could take appropriate actions, including but not limited to seeking a preliminary injunction. At the conclusion of the hearing, the Court issued a ruling from the bench denying the Motion.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Exhibit

(a)(1)(W)	Press Release, dated December 24, 2021 (filed herewith)

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2021

IEP UTILITY HOLDINGS LLC

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer
ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer
ICAHN ENTERPRISES L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer
ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer
BECKTON CORP.

By:	/s/ Irene March
Name:	Irene March
Title:	Vice President

/s/ Carl C. Icahn
Carl C. Icahn